June 8, 2026

Aneezal H. Mohamed
Chief Legal Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, Ohio 43054

        Re: Commercial Vehicle Group, Inc.
            Registration Statement on Form S-3
            Filed on June 4, 2026
            File No. 333-296502
Dear Aneezal H. Mohamed:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing